

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2019

Via E-Mail

Dennis J. Block
Greenberg Traurig LLP
MetLife Building
200 Park Avenue
New York, New York 10166

> **Re: Mack-Cali Realty Corporation**
> **PRE 14A filed on April 12, 2019**
> **DEFA14A filed April 16, 2019**
> **DEFA14A filed March 18, 2019**
> **File No. 1-13274**

Dear Mr. Block:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

Preliminary Proxy Statement filed on April 14, 2019

1. Since this is a contested solicitation involving a director election contest, the correct EDGAR "tag" is PREC14A. Please revise in your next filing of the amended preliminary proxy statement.

Background of the Solicitation, page 7

2. Update the Background section to reflect the contents of the letter to shareholders/press release issued on April 16, 2019, wherein you again express your willingness to appoint two Bow Street nominees to the Board of Directors to end the proxy contest. We further

note that this press release contains many statements of opinion which are characterized as facts. Please avoid similar statements in future soliciting materials, including but not limited to your revised proxy statement (express them as opinions or beliefs, with appropriate support where necessary).

Proposal No. 1 – Election of Directors, page 13

3. We note that in February 2019, after receiving an indication of interest from Bow Street and its affiliates, the Board of Directors voted to increase the size of the Board from ten to eleven members. Explain why the Board did so, including the timing of this action.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions